SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For September 22, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

Press release announcing the appointment of a new Chief Executive Officer.

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today announced that effective October 15, 2006 Mr. Pablo Ferrero has resigned as Chief Executive Officer (“CEO”), due to personal reasons. On its yesterday’s meeting, TGS’s Board of Directors accepted Mr. Pablo Ferrero’s resignation, and thanked Mr. Ferrero for his meritorious performance.

Mr. Jorge Casagrande has been appointed as the new CEO for the Company, effective October 15, 2006.  He has been member of the Company’s Board of Directors since 2002 and was Chairman of the Board of Directors from January to March of the current year.

Mr. Jorge Casagrande graduated from the Universidad Católica Argentina as a Certified Public Accountant, and got a Master Degree in Electric Market Administration from the Instituto Tecnológico de Buenos Aires.

In his professional career, he has accumulated a long experience in the energy sector, having occupied executive positions in Petrobras Energía S.A. and was member of the Board of Directors of several companies engaged in the energy industry, including among others, Distrilec S.A., Edesur S.A., Citelec S.A., Transener S.A. and MEGA S.A..

TGS, with a current firm contracted capacity of approximately 71.8 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

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